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john@dolkartlaw.com

Via Facsimile and USPS Certified Mail

September 7, 2010

Anne Nguyen Parker, Branch Chief
Douglas Brown, Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Facsimile: 703-813-6982

Re: Success Exploration & Resources, Inc.
Registration Statement on Form S-1 File No. 333-167001 (Filed May 21, 2010)

Dear Ms. Nguyen Parker and Mr. Brown:

This letter is written to formally request a withdrawal of a request for acceleration made on behalf of Success Exploration & Resources, Inc. (the “Company”) on or about August 26, 2010. It was unknown at the time this request was made that a secondary round of comments by the Commission were forthcoming to the Registration pursuant to Form S-1 filed by the Company on or about May 21, 2010. Accordingly, the acceleration request is hereby withdrawn.

Kind Regards,

/s/ John E. Dolkart, Jr., Esq.

CC: Alexander Long, President & CEO